September 9, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Loan Lauren P. Nguyen
Sonia Bednarowski

Re:	The PAWS Pet Company, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 9, 2011
File No. 333-175026
Amendment No. 4 to Form 8-K
Filed August 10 2011
File No. 333-130446

Dear Ms. Nguyen and Ms. Bedbarowski:

We are counsel to The PAWS Pet Company, Inc. f/k/a Pet Airways, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated August 22, 2011 (the “Comment Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on August 9, 2011 (“Amendment No. 1”) and Amendment No. 4 to the Company’s Current Report on Form 8-K filed on August 10, 2011 (“8-K Amendment No. 4”). Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”) and Amendment No. 5 to the Company’s Current Report on Form 8-K (“8-K Amendment No. 5”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Form S-1

Registration Statement Cover Page

1.	We note your response to our prior comment three and reissue. Please revise to clarify that all of the shares of Common A Stock in this offering are underlying warrants or advise.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 2 to indicate that all of the shares of Common A Stock in this offering are underlying warrants.

Prospectus Summary, page 4

Business Overview, page 4

2.
We note your response to our prior comment five and reissue in part. Please revise to clearly state that you do not presently have adequate cash from operations or financing activities to meet your financing needs. In addition, please disclose that absent financing, you estimate that you will be able to satisfy cash requirements for approximately three to four months based upon an expected burn rate of approximately $25,000 to $35,000 per month.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 2 to clearly state that it does not presently have adequate cash from operations or financing activities to meet its financing needs. The Company has also disclosed that absent financing, it will be able to satisfy its cash requirements for approximately three to four months based upon an expected burn rate of approximately $25,000 to $35,000 per month.

3.	We note disclosure stating that you serve nine markets on page three. Please revise your disclosure on page four to disclose the ninth market that you serve.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 2 to disclose the ninth market that it serves.

4.
We note that you serve 9 markets and that the pet lounges are located at airports you service. Please revise to disclose the airports that you operate in and whether you have agreements with such locations.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 2 to disclose the airports that it services and whether it has agreements with such locations.

5.
We note your response to our prior comment 11 and reissue. Please revise to clarify the types of animals that your airline will transport. Please advise as to whether the “pets” need to be domesticated animals. We note your disclosure that you carry mainly dogs and cats.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 2 to clarify that it transports domesticated animals.

6.	Please disclose the weight limit of the aircraft that you use to transport the pets.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 2 to disclose the weight limit of the aircraft that it uses to transport the pets.

7.	Please revise the disclosure on page 4 to explain how the minimum 3,619,795 shares of Common A Stock may be issuable.

Response:

In response to the Staff’s comment, the Company revised its disclosure on page 4 of Amendment No. 2 to indicate that all of the shares of Common A Stock in this offering are underlying warrants.

Risk Factors, page 6

8.
We note your response to our prior comment 17. Please revise to remove the third sentence in the introductory paragraph of this section. This section should describe all known material risks and should not refer to unknown or immaterial risks.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 2 to remove the third sentence of the introductory paragraph of this section.

In order to grow at the pace expected by management, page 7

9.	Please revise to disclose that you will need approximately $3,000,000 of additional working capital to continue your operations for the next 12 months.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 9 of Amendment No. 2 to disclose that it will need approximately $3,000,000 of additional working capital to continue its operations for the next 12 months.

The traditional commercial airline industry is subject to extensive government regulation, page 9

10.
We note your response to prior comment 21. While we note that Suburban Air may pass on any costs associated with the compliance of regulatory changes to you, we also note that you do not currently have a written agreement with Suburban Air. Please revise to clarify that you do not have a written agreement with Suburban Air and that these costs may be imputed to you or advise.

Response:

In response to the Staff’s comment, the Company revised its disclosure on page 8 of Amendment No. 2 to clarify that it does not have a written agreement with Suburban Air and that the costs of compliance with regulatory changes are passed through to the Company.

We may be subject to penalties if the registration statement of which this prospectus, page 10

11.
Please revise to disclose the amount in penalties you have paid to date. In addition, please revise your prospectus summary to disclose the payments you have paid to date and the amount that you will have to pay until the registration statement is declared effective.

In response to the Staff’s comment, the Company has revised its disclosure on page 12 of Amendment No. 2 to disclose the amount of penalties that it has accrued through August 22, 2011.

Business, page 23

General, page 23

12.
We note that you have removed disclosure on pages 25-26 describing various pet services that you may offer. We further note a press release in early August 2011 stating that you are “evolving into a provider of a broad range of innovative pet services.” In light of the press release, please disclose the pet services that you plan on offering with your airline services or advise. Please revise the prospectus summary accordingly.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 29 of Amendment No. 2 to disclose the pet services that it plans on offering.

13.
We note your response to our prior comment 13 that you have removed the words “specially trained” from your disclosure. However, we note that on page 23 in the second to the last sentence in the first paragraph of this section, you describe your pet attendants as “specially trained.” Please remove these words or revise to clarify what you mean by “specially trained.”

Response:

In response to the Staff’s comment, the Company has removed the words “specially trained” from the last sentence in the first paragraph on page 28 of Amendment No. 2.

14.
We note your response to our prior comment 33 that the drop-off points for the pet passengers are located away from the main terminal. Please revise to provide additional disclosure regarding these drop-off points.

Response:

In response to the Staff’s comment, the Company revised its disclosure on page 28 of Amendment No. 2 to provide additional disclosure regarding these drop-off points.

Description of the Market, page 23

15.
We note your disclosure on page 23 that you intend to have a network of pet lounges within a two hour driving radius of “major pet populations.” Please revise to clarify what you mean by “major pet populations.” In addition, we note your disclosure on page 45 that as of March 31, 2011 you served 10 markets. Please disclose as to why you no longer serve the tenth market.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 29 of Amendment No. 2 to clarify that it intends to have a network of pet lounges within a 2 hour driving radius f major metropolitan populations.

Our Lounges, page 24

16.
We note your use throughout of the term “pet lounges.” Please advise as to why you refer to these locations as “lounges.” To extent that these lounges are no different than the waiting areas at a typical airport gate, please disclose and revise throughout to remove the term “lounge” as it would appear to be marketing language. In addition, please revise to clarify whether these areas are designed for the pet owners to wait until the fight is ready for boarding or if the pet owners leave the pet in your care prior to boarding.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 29 of Amendment No. 2 to clarify that these areas are designed for the pet owners to wait until the flight is ready for boarding.

17.	Please revise to clarify what you mean on page 24 by “limited overnight stay kennel facilities.”

Response:

In response to the Staff’s comment, the Company has removed its disclosure regarding “limited overnight stay kennel facilities.”

Flight Routes, page 24

18.
We note your response to our prior comment 41 and reissue in part. Please revise to disclose your intended timeline for opening each of the locations listed on page 24. In this regard, we note that you are currently evaluating suitable space for your Orlando facility. In addition, please revise to disclose that there is no guarantee that you will be able to open any of these flight routes.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 29 of Amendment No. 2 to disclose that it can open a new facility within 2-3 months upon securing adequate financing for that location.

Pricing, page 25

19.	We note your response to our prior comment 50 regarding the cost per animal that you incur for your service. Please revise to add your response to our prior comment 50 to your prospectus.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 30 of Amendment No. 2 to include information regarding its flight costs.

Legal Proceedings, page 27

20.
Please revise to disclose the complaint you filed in the Superior Court of The State of California on June 23, 2011 against Evan Bines and Alpine Capital Partners, Inc. pursuant to Item 103 of Regulation S-K or advise.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 32 of Amendment No. 2 to disclose the complaint that it filed in the complaint you filed in the Superior Court of The State of California on June 23, 2011 against Evan Bines and Alpine Capital Partners, Inc. pursuant to Item 103 of Regulation S-K.

Exhibits, page 73

21.
We note your response to our prior comment 64 that you do not have a written agreement with Suburban Air Freight, Inc. Please revise to disclose the terms of your non-written agreement with Suburban Air Freight, Inc. in your Business section and please revise your Prospectus Summary section to disclose that you do not have a written agreement with Suburban Air Freight, Inc.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 28 of Amendment No. 2 to disclose the terms of its non-written agreement with Suburban Air Freight, Inc.

Other

22.
Refer to prior comment 67. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements as of and for the three and six months ended June 30, 2011.

Response:

In response to the Staff’s comment, the Company has updated its financial statements to comply with Rule 8-08 of Regulation S-X.

Amendment No. 4 to Form 8-K filed on August 10, 2011

General

23.
As you respond to our comments related to your registration statement on Form S-1, please revise your Form 8-K, as applicable. In this regard, it appears that not all conforming changes were made in the Management’s Discussion and Analysis section.

Response:

In response to the Staff’s comment, the Company revised 8-K Amendment No. 4 to conform to all changes made in Amendment No. 2.

Form 10 Disclosure, page 3

Description of Business, page 3

Business Overview, page 3

24.
Please revise the last paragraph on page four to remove references to “this offering” and throughout and to clearly identify the offering you are describing in this paragraph and throughout, as the Form 8-K is not part of your prospectus.

Response:

In response to the Staff’s comment, the Company revised its disclosure in the last paragraph on page 4 of 8-K Amendment No. 5 to remove references to “this offering” and throughout and to clearly identify the offering that it is describing in the referenced paragraph and throughout.

Head Quarters and Offices, page 8

25.
Please revise to reconcile your disclosure on page eight that you lease your office space on a month to month basis with your disclosure on page 26 of Amendment No. 1 to Form S-1 filed on August 9, 2011 that your office space is leased on a three year term.

Response:

In response to the Staff’s comment, the Company reconciled its disclosure on page 9 of 8-K Amendment No. 5 to its disclosure on page 26 of Amendment No. 2.

Risk Factors, page 14

The issuance of shares upon conversion of convertible debentures, exercise of, page 14

26.
Please revise to reconcile your disclosure on page 14 that 66,695,728 issued and outstanding shares common stock represents an increase of approximately 58% of your currently issued and outstanding shares of common stock with your disclosure on page 10 of Amendment No. 1 to Form S-1 filed on August 9, 2011 that 66,695,728 shares of common stock would represent an increase of approximately 56%.

Response:

In response to the Staff’s comment, the Company reconciled its disclosure on page 16 of 8-K Amendment No. 5 with its disclosure on page 10 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Subsequent Financing, page 22

27.	We note your response to our prior comment 62 and reissue in part. Please revise to clarify what you mean by “full ratchet basis.”

Response:

In response to the Staff’s comment revised its disclosure on page 25 of 8-K Amendment No. 5 to clarify what it meant by “full ratchet basis.”

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 28

28.
Please reconcile your disclosure on page 28 regarding the percent of your common stock held by each person or entity in your table with your disclosure on page 31 of Amendment No. 1 to Form S-1 filed on August 9, 2011.

Response:

In response to the Staff’s comment, the Company reconciled its disclosure on page 31 of 8-K Amendment No. 5 to its disclosure on page 31 of Amendment No. 2.

Market for Common Equity and Related Stockholder Matters, page 33

Stock Incentive Plan, page 24

29.
Please reconcile your disclosure on page 34 that as of August 5, 2011 you had approved 1,092,000 stock options under your stock incentive plan with your disclosure on page 13 of Amendment No. 1 to Form S-1 filed on August 9, 2011 that as of August 5, 2011 you had issued 1,072,000 stock option under your plan.

Response:

In response to the Staff’s comment, the Company revised its disclosure on page 37 of 8-K Amendment No. 5 to its disclosure on page 13 of Amendment No. 2

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (609) 895-6719.

Very truly yours, /s/ Sean F. Reid Sean F. Reid

cc: Daniel Wiesel